Simpson Thacher & Bartlett

icbc tower, 35th floor

3 garden road, central

hong kong

telephone: +852-2514-7600

facsimile: +852-2869-7694

Direct Dial Number	E-mail Address
+852-2514-7620	ygao@stblaw.com

October 10, 2023

Confidential and via edgar

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Mr. Ameen Hamady Ms. Shannon Menjivar Mr. Austin Pattan Mr. Andrew Mew Mr. Kibum Park Mr. David Link

Re:	GreenTree Hospitality Group Ltd. Form 20-F for the Year Ended December 31, 2022 Filed on April 28, 2023 File No. 001-38425

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., a company organized under the laws of the Cayman Islands (including its subsidiaries, the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 11, 2023 (the “September 11 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 11 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen      marjory j. ding      daniel fertig      adam C. furber      YI GAO      MAKIKO HARUNARI      Ian C. Ho      JONATHAN HWANG      anthony d. king      jin hYUK park      ERIK P. WANG      christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York      Beijing      Brussels      Houston      LONDON      Los Angeles      Palo Alto      SÃO PAULO      TOKYO      Washington,D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	October 10, 2023

Form 20-F filed April 28, 2023

We face various legal and operational risks and uncertainties..., page 5

1.	We note you face risks associated with regulatory approvals of offshore offerings, antimonopoly regulatory actions, cybersecurity and data privacy in China. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied by the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries’ operations in China. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals or (ii) inadvertently conclude that such permissions or approvals are not required.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise such disclosures as set forth in Annex A.

Uncertainties with respect to the Chinese legal system could adversely affect us, page 6

2.	Please revise to clarify that the rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise such disclosure as set forth in Annex A.

We may not pay further dividends to our public shareholders. .. ., page 35

3.	We note that you declared cash dividends in 2019 and 2021. Since you are a holding company that relies principally on your operating subsidiaries in China for your cash requirements, please quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and direction of transfer.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise to quantify any cash flows and transfers of other assets by type that have occurred between it and its subsidiaries, and direction of transfer. The proposed revised disclosures are set forth in Annex A.

Item 4. Information on the Company
C. Organizational Structure, page 85

4.	Please provide a legible corporate structures diagram since your current diagram is too small to be legible. Please ensure that the company’s parent and subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held are clearly legible in your diagram.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	October 10, 2023

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise to provide a larger, legible corporate structures diagram, ensuring that its parent and subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held, are clearly legible in the diagram. The proposed revised diagram as of April 28, 2023, the date when the Annual Report was filed, is set forth in Annex A.

The Company respectfully advises the Staff that Argyle Hotel Group (Hong Kong) Limited ("Argyle Hong Kong") will be removed from revised diagrams in the Company's future annual reports on Form 20-F because Argyle Hong Kong did not have any material operations of its own from the time of its acquisition by the Company.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 128

5.	Please supplementally describe any materials that were reviewed in connection with your required submission under paragraph (a) and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that the Company checked and confirmed with all of the Company’s directors and officers in order to confirm that none of such directors or officers are representatives of any government entity in the PRC.

As to the Company’s shareholders that beneficially own 10% or more of the total outstanding ordinary shares of the Company, namely, (i) Mr. Alex S. Xu, the Company’s chairman and chief executive officer, and (ii) GreenTree Inns Hotel Management Group, Inc., to the best of our knowledge, neither Mr. Xu nor GreenTree Inns Hotel Management Group, Inc. is controlled by any government entity in the PRC.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required submission under Item 16I(a).

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company itself, the Company respectfully advises the Staff that the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to the Company.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the consolidated foreign operating entities, and as such disclosures have been revised and updated pursuant to Comment 7 of the September 11 Comment Letter, the Company checked and confirmed the shareholdings of the consolidated foreign operating entities in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in any of the PRC, Hong Kong, the Cayman Islands or Samoa owns any shares of any of the consolidated foreign operating entities, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	October 10, 2023

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required disclosures under Item 16I(b)(2) and (3).

6.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company checked and confirmed with all of its directors, and all of the directors of its consolidated foreign operating entities, in order to confirm that none of such members are officials of the CCP.

The Company did not rely upon third party certifications such as affidavits in connection with its disclosure.

7.	We note that your disclosures pursuant to Item 16I(b) refers to “our company.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to GreenTree Hospitality Group Ltd. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

In response to the Staff’s comment, in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company will revise its disclosures under Item 16I(b), consistent with the proposed updated disclosures set forth in Annex A.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	October 10, 2023

4. Deconsolidations, page F-31

8.	We note your disclosure that starting in late May 2022, the group had been in dispute with the minority shareholder of Argyle as to the performance of relevant transaction documents and/or compliance with local laws and regulations by the minority shareholder and that as a result, the group no longer has the power and ability to direct the relevant activities of Argyle, and therefore, deconsolidated it beginning in June 2022. Please further elaborate on the facts and circumstances that resulted in the group losing its ability to control Argyle and consolidate it as a result of a minority shareholder's action or inaction. In providing your response, please explain how the Company applied the guidance in ASC 810-10-40-4 and ASC 810-10-55-4A to its facts and circumstances. Finally, given the fact that the minority shareholder's action or inaction resulted in the group's determination that it no longer controlled Argyle, please tell us how the Company originally determined that it had a controlling financial interest in Argyle such that it resulted in it consolidating Argyle. In that regard, please tell us how the Company considered the variable interest and voting interest models in its application of ASC 810 in reaching its conclusion.

In April 2019 (“Acquisition Date”), the Company acquired 60% of the equity and voting interest (“Majority Voting Interest”) in Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle Beijing”) and its subsidiaries, all of which are owned either 95% or 100% by Argyle Beijing (Argyle Beijing and its subsidiaries, collectively, “Argyle Group”). The selling shareholder, Argyle Hotel Management Group (Australia) Pty., Ltd. (“Argyle Australia”) which is controlled by Mr. Kevin Zhang (“Mr. Zhang”) continues to hold 40% of Argyle Beijing. Argyle Group operates a network of mid-scale and up-scale hotels brands mainly in China.

The Company evaluated and concluded that each entity of Argyle Group was not a variable interest entity under ASC 810-10-15-14 because each entity had sufficient equity to finance its operations without additional subordinated financial supports. In addition, for each entity of Argyle Group, the equity holder or the equity holders as a group, as the case may be, possessed all the characteristics of a controlling financial interest, that is, the equity holder or the equity holders as a group made decisions and directed all significant activities of the respective entity through its/their equity interests, had the obligation to absorb the expected losses and the right to receive the expected residual returns. None of the entities of Argyle Group was structured with non-substantive voting rights.

Based on the above, the Company previously consolidated the Argyle Group under the voting interest model pursuant to ASC 810-10. Specifically, based on the governing documents of Argyle Beijing effective on the Acquisition Date:

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	October 10, 2023

•	A Board of Shareholders of Argyle Beijing is the supreme decision-making body of Argyle Beijing. As the Company holds a simple majority of the voting rights of Argyle Beijing, the Company has the unilateral right to decide the following matters, among other things:

⮚	determining the operating policies and investment plans;

⮚	approving reports from the Board of Directors (the “BoD”);

⮚	approving the annual budget plan and final accounts proposals;

⮚	approving the plans for distributing profits and recovering deficits; and

⮚	issuing corporate bonds;

except for the following matters (“Matters”), which require the approval of the shareholders holding more than two thirds of the voting rights of Argyle Beijing:

⮚	amendment of the AoA;

⮚	increase or decrease in the registered capital; and

⮚	merger, splitting, liquidation or change of the legal form of Argyle Beijing.

These Matters are protective in nature.

•	Argyle Beijing’s BoD reports to the Board of Shareholders of Argyle Beijing. The BoD consists of three members, two appointed by the Company and the remaining one appointed by Argyle Australia. Mr. Zhang is one of the directors. Since the Company thereby controls a majority of the BoD, the Company, acting through the two directors it appointed to the BoD, had the right to decide the following matters:

⮚	implementing resolutions of the Board of Shareholders;

⮚	reviewing business plans and investment plans;

⮚	developing the annual budget plan and final accounts proposals;

⮚	developing the plans for distributing profits and recovering deficits;

⮚	determining the management structure, principles and policies; and

⮚	appointing and dismissing management team members, as well as determining their compensation.

•	The General Manager (the “GM”) is to be appointed by the BoD and serves a term of three years. The GM is responsible for the following matters:

⮚	reporting to the Board of Shareholders and the BoD;

⮚	managing daily operations and implementing resolutions of the BoD;

⮚	implementing investment and business plans;

⮚	developing internal management rules and policies;

⮚	proposing the appointment and dismissal of other management team members; and

⮚	taking such other actions as are authorized by the Board of Shareholders or the BoD.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-7-	October 10, 2023

•	The following actions, among others, constitute prohibited conducts for management team members:

⮚	embezzling funds of the company (i.e., Argyle Beijing);

⮚	entering into contracts or transacting with the company without proper authorization of the Board of Shareholders;

⮚	using the company’s assets to provide loans or guarantees to other parties without proper authorization of the Board of Shareholders;

⮚	using his or her position for personal gain; and

⮚	refusing to fulfil his or her duty of loyalty to the company.

Per the governing document of Argyle Beijing’s subsidiaries,

•	the board of shareholders’ rights include hiring and terminating a manager (the Manager”), determining the business strategy and investment plans, approving the annual budget plan and final accounts proposals, and approving the plans for distributing profits and recovering deficits; and

•	the Manager is responsible for, among other things, reporting to the board of shareholders, running the daily operations and implementing the resolutions of the board of shareholders.

Minority shareholders of Argyle Group entities do not hold any substantive participating rights that would allow them to effectively participate in any significant financial and operating decisions during the ordinary course of business or in directing and carrying out the activities of the business under ASC 810-10-25-2, 25-6, and 25-11 through 25-13.

On the Acquisition Date, the BoD appointed Mr. Zhang as the GM of Argyle Beijing for a term of three years. Mr. Zhang, his wife and Mr. Xing Zhao (“Mr. Zhao”), who was a key management member of Argyle Group before the Acquisition Date and has close working relationship with Mr. Zhang, were the Managers of the subsidiaries of Argyle Beijing. From the Acquisition Date through mid-May 2022, these management team members of Argyle Group fulfilled their duties as stipulated in the various governing documents articulated above.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-8-	October 10, 2023

Therefore, the Company had control over the Argyle Group through its Majority Voting Interest and consolidated the Argyle Group pursuant to ASC 810-10-15-8 and ASC 810-10-S99-2.

There had been no change to the abovementioned rights and obligations of various parties. However, starting in late May 2022, the Company has been in a dispute with Mr. Zhang and Argyle Australia as to the performance of Mr. Zhang’s duties as GM and the Manager. Hence, Argyle Beijing adopted a BoD resolution to appoint a GM, with effect from June 1, 2022, to replace Mr. Zhang. Mr. Zhang’s actions and inactions are summarized as follows:

•	Since May 2022, Mr. Zhang stopped reporting to the BoD and Board of Shareholders of Argyle Beijing, and caused the Managers and other management team members including his wife and Mr. Zhao to stop reporting to the board of shareholders. He explicitly refused to provide the Company with any operational or financial information, including budgets of Argyle Group. The BoD had suspicions that he was embezzling funds, and made several formal requests to obtain the aforementioned information. Mr. Zhang refused despite of the BoD’s repeated requests confirming the BoD’s suspicions;

•	He continued to run the daily operations of Argyle Group and refused to transfer any of his roles and responsibilities to the GM and mandated the Managers of the subsidiaries of Argyle Beijing to report to him rather than to the board of shareholders. In the BoD’s view, Mr. Zhang was using his position for personal gain and blatantly refused to fulfil his duty of loyalty to Argyle Group;

•	In July 2022, Mr. Zhang delivered a legal letter to the Company explicitly refusing to acknowledge the validity of any of the resolutions passed by the Board of Shareholders and BoD of Argyle Beijing starting from June 1, 2022;

•	Mr. Zhang refused and through his personal relationships caused the Managers of Argyle Group to refuse to hand over any original business licenses or official seals that are used for operational and financial activities in the ordinary course of business of Argyle Group. For example, an official seal is required to sign any contract, enter into loan agreements, make cash payments, open a bank account and file mandatory annual tax filings with the tax bureau;

•	Mr. Zhang also withheld all the bank security tokens, which are required to access the bank accounts of Argyle Group. Only the individual holding Argyle Beijing’s official seal, specifically, Mr. Zhang, can reapply for a new security token at the bank. Hence, the Company lost control over the Argyle Group funds, which is critical to finance the relevant activities of Argyle Group;

•	Mr. Zhang also denied access to the office spaces of Argyle Group to any of the new management team members appointed by the BoD resolutions or any board members appointed by the Company; and

•	Despite several attempts by the Company to reapply for a new official seal with the local government agency, the Company’s efforts were hampered by the COVID-19 pandemic related control measures, and Mr. Zhang himself.

Further, the BoD and the Board of Shareholders independently tried to obtain the official seal and reason with Mr. Zhang, but he refused to cooperate.

The Company also took legal action against Mr. Zhang. Management, with the assistance of legal counsel, filed several petitions in court. While the Company cannot predict the final outcome of this lawsuit, the Company will continue to vigorously defend its legal rights in and outside the court.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-9-	October 10, 2023

The Company considered ASC 810-10-40-4 and ASC 810-10-55-4A, and concluded that starting from June 1, 2022:

●	The Company could not access or obtain sufficient financial information or operational documents, and has effectively lost the power and ability to manage funds and operations (the relevant activities) of Argyle Group; and

●	The minority interest, Mr. Zhang, has obtained substantive participating rights as defined in ASC 810-10-25-11, which would overcome the presumption that the investor with a majority voting interest (the Company), shall consolidate Argyle Group. Specifically, Mr. Zhang as the former GM by the abovementioned actions and inactions effectively took the rights and responsibilities for implementing Argyle Group’s policies and procedures; and establishing operating and capital decisions of Argyle Group, including budgets, in the ordinary course of business.

The Company also considered ASC 810-10-S99-2(a), that states “(i)n rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy) ...” and 210.1-02 Definitions of terms used in Regulation S-X that “ (g) Control. The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”

As a result of the aforementioned actions and inactions of Mr. Zhang, despite the Majority Voting Interest, the Company did not have in substance, a controlling financial interest. Specifically, it did not possess, direct or indirect, of the power to direct or cause the direction of the management of Argyle Group, and policies of Mr. Zhang through ownership of voting shares.

Based on the above, even though Mr. Zhang deliver the abovementioned legal letter in July 2022, the Company concluded that given the guidance, interpretations, and facts and circumstances, the series of aforementioned events resulted in the deconsolidation of Argyle Group starting from June 1, 2022.

6. Loans Receivable, Net, page F-34

9.	We note that the provisions for the allowance for loans receivable was RMB 279 million and RMB 118 million for fiscal years 2022 and 2021, respectively. Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2022. Please ensure that the Company’s MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations and increase in trends are expected to recur. See Item 303(a)(3)(3)(i) and (ii) of Regulation S-K.

Substantially all of the loans receivables represent working capital loans the Company extended to certain qualifying franchisees. The Company provides loans to franchisees to help them refurbish and redecorate new franchised hotels. Normally, franchisees use the respective hotel’s operational cash inflows to settle loan repayments mainly on a monthly basis. In the first and second half of 2022, due to COVID-19 pandemic and related control measures in the provinces where the Company’s franchised hotels operate, certain franchisees experienced delays in opening, while other franchisees experienced decreases in occupancy rates, which resulted in franchisees receiving lower or delayed or reduced cash inflows. In these circumstances, franchisees need to prioritize using cash inflows from hotel operations to pay for operational costs, such as lease payments and payroll, above settling loan repayments. This led to a significant increase in the Company’s overdue balance of loans receivables. Accordingly, the Company recognized a significant increase in the provisions during fiscal year 2022.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-10-	October 10, 2023

The Company duly noted the Staff’s comment and will ensure that the Company’s MD&A disclosures in future filings will fully address the facts and circumstances that drive any material changes in its financial reporting items and whether any disproportionate fluctuations and increase in trends are expected to recur.

*      *      *

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-11-	October 10, 2023

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure:         Annex A

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Gregory James Karns, Director, General Counsel

Yiping Yang, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Zhao Xiang Gu, Partner

Ernst & Young Hua Ming LLP

Annex A

Comment 1

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. Under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Shanghai Qiaowen Law Firm, we are not aware of any PRC laws or regulations which require us to obtain any permission or approval from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, in connection with our subsidiaries’ operations in China. As disclosed elsewhere in this annual report, our operations in China are subject to various licensing and permit requirements of different PRC governmental agencies. See, e.g. “— Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.” While we do not hold certain requisite permits or licenses for our subsidiaries’ operations in China; except as otherwise disclosed in this annual report, the lack of any such permit or license, whether individually or in the aggregate, is not expected to have a material adverse effect on our subsidiaries’ operations in China. If applicable laws, regulations, or interpretations are to change, and we or our subsidiaries in China are required to obtain any new or additional permission or approval from the CSRC, CAC or any other PRC governmental agency in the future, we may be unable to obtain such required permissions or approvals in a timely manner, or at all, and such permissions or approvals may be rescinded even if obtained. Furthermore, if we or our subsidiaries in China (i) do not receive or maintain such permissions or approvals, or (ii) inadvertently conclude that such permissions or approvals are not required, any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our and our subsidiaries’ ability to continue our operations in China or offer securities to investors and cause our securities to decline in value or become worthless.

Comment 2

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court of the PRC. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties and may not be as consistent and predictable as in other jurisdictions. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs.

Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. While PRC government authorities will follow procedural requirements under PRC laws when adopting or changing rules and regulations, there is not always a requirement to give advance notice to the public, and therefore we may become subject to new or changed rules and regulations without any advance notice to us before they are adopted. PRC government authorities may also act quickly in adopting or changing rules and regulations to address issues perceived as imposing imminent harms or risks. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries in the past. While we have not experienced similar changes in government policies or regulatory environment that significantly affected our business and operations in the past, we cannot rule out the possibility that ~~it will in the future release~~ new regulations or policies or changes to existing regulations and policies regarding our industry will be adopted or released in the future that could materially and adversely affect our business, financial condition and results of operations. See “— We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

Comment 3

Cash Flows through our Organization

GreenTree Hospitality Group Ltd., or our Company, is a holding company that relies principally on its operating subsidiaries in China for its cash requirements. For the year ended December 31, 2020, our Company provided capital contributions of RMB2.9 million to our operating subsidiary in China. For the year ended December 31, 2021, our Company made a cash payment in the amount of RMB100.0 million on behalf of our operating subsidiaries in China. Our operating subsidiaries in China paid RMB122.5 million to GTI's subsidiaries as settlement of the dividend payable by our Company, which was part of the total cash dividends of US$56.7 million (equivalent to RMB361.2 million) declared by our Company in 2021. For the year ended December 31, 2022, our Company received RMB241.3 million from our operating subsidiaries in China.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between our Company and our operating subsidiaries in China, and no other dividends or any other distributions were paid by our operating subsidiaries in China to our Company.

Comment 4

Public shareholders voting power:6.3% GreenTree Inns Hotel Management Group, Inc. voting power:93.7% Cayman 10.6% 89.4% Argyle Hotel Group (Hong Kong) Limited 60% Our Company(GHG) Cayman Hong Kong 100% GreenTree Inns Hotel Management Group, Inc. Samoa 100% 100% Pacific Hotel Investment, Inc. GreenTree Suites Management Corp. Samoa Cayman 100% GreenTree Hotels (Hong Kong), Limited Hong Kong 100% 100% Hexie (Changzhou) Hotel Management Co., Ltd. Shiruide Hotel Management (Shanghai) China Co., Ltd. China 100% Jinan Dongrunbao Inns Management Co., Ltd. China 100% Shenzhen Gegao Investment Management Co., Ltd. China 100% GreenTree Inns Hotel (China) Management Co., Ltd. China 100% Shanghai Evergreen Technology Co., Ltd. China 100% GreenTree Inns Hotel (Jiangsu) Management Co., Ltd. China 70% Yancheng Ruixin Hotel Management Co., Ltd. China 100% GreenTree Inns Hotel (Zhejiang) Management Co., Ltd. China 51% Yancheng Zexin Hotel Management Co., Ltd. China 100% GreenTree Inns Jiangpu Hotel (Shanghai) Management Co., Ltd. China 100% Shanghai Beifu Indusitrial Co., Ltd. China 100% GreenTree Inns Hotel (Beijing) Management Co., Ltd. China 100% Shanghai Jingjia Hotel Co., Ltd. China 100% GreenTree Inns Hotel (Changning) Management Co., Ltd. China 100% GreenTree Hotel (Xuzhou) Co.,Ltd China 100% GreenTree Inns Hotel (Shanghai) Management Co., Ltd. China 66.7% Shanghai Wumian Hotel Management Co., Ltd. China 100% GreenTree Inns Hotel (Tianjin) Management Co., Ltd. China 70% Foshan Baiqinghui Hotel Co., Ltd. China 100% Banyan Hotel (Xuzhou) Co.,Ltd China

Comment 7

For the fiscal year ended December 31, 2021, Ernst & Young Hua Ming LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On June 14, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Ernst & Young Hua Ming LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

GreenTree Hospitality Group Ltd. is incorporated in the Cayman Islands. The other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, Hong Kong, the Cayman Islands or Samoa.

To the best of our knowledge, no governmental entity in any of the PRC, Hong Kong, the Cayman Islands or Samoa owns any shares of GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC has a controlling financial interest with respect to GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities.

No member of the board of directors of GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of GreenTree Hospitality Group Ltd. nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.